UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 457, Tranche No. 09

U.S.$100,000,000 3.00 percent Notes due October 4, 2023, as from November 5, 2021 to be consolidared and form a single series with each of the Bank's U.S.$1,000,000,000 3.00 percent Notes due October 4, 2023 issued on October 4, 2013 (Series No. 457, Tranche No. 01), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued on March 22, 2018 (Series No. 457, Tranche No. 02), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on November 13, 2018 (Series No. 457, Tranche No. 03), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on November 21, 2018 (Series No. 457, Tranche No. 04), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023, issued on March 21, 2019 (Series No. 457, Tranche No. 05), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on May 20, 2019 (Series No. 457, Tranche No. 06), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued on January 23, 2020 (Series No. 457, Tranche No. 07), and the Bank's U.S.$400,000,000 3.00 percent Notes due October 4, 2023 issued on March 31, 2020 (Series No. 457, Tranche No. 08)

Filed pursuant to Rule 3 of Regulation IA

Dated: November 3, 2021

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of U.S.$100,000,000 3.00 percent Notes due October 4, 2023, Series No. 457, Tranche No. 09 (the "Notes"), as from November 5, 2021 to be consolidared and form a single series with each of the Bank's U.S.$1,000,000,000 3.00 percent Notes due October 4, 2023 issued on October 4, 2013 (Series No. 457, Tranche No. 01), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued on March 22, 2018 (Series No. 457, Tranche No. 02), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on November 13, 2018 (Series No. 457, Tranche No. 03), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on November 21, 2018 (Series No. 457, Tranche No. 04), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023, issued on March 21, 2019 (Series No. 457, Tranche No. 05), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on May 20, 2019 (Series No. 457, Tranche No. 06), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued on January 23, 2020 (Series No. 457, Tranche No. 07), and the Bank's U.S.$400,000,000 3.00 percent Notes due October 4, 2023 issued on March 31, 2020 (Series No. 457, Tranche No. 08), under the Bank's Global Debt Program ("the Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated November 3, 2021 (the "Terms Agreement") and the Pricing Supplement dated November 3, 2021 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 104.654%	0.007%	104.647%
Total: U.S.$104,654,000.00	U.S.$7,000.00	U.S.$104,647,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from October 4, 2021, which is expected to be U.S$258,333.33 as of November 5, 2021.

Item 6. <u>Application of Proceeds</u>

 See page 5 of the Prospectus.

Item 7. <u>Exhibits</u>

 (A) Opinion of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated March 25, 2020
 (B) Pricing Supplement
 (C) Terms Agreement

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (as supplemented and amended from time to time, the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-5/16, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel (Corporate Legal Affairs Division) of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,



Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 457
Tranche No.: 9

U.S.$100,000,000 3.00 percent Notes due October 4, 2023 (the "Notes") as from November 5, 2021 to be consolidated and form a single series with the Bank's U.S.$1,000,000,000 3.00 percent Notes due October 4, 2023 issued on October 4, 2013 (the "Series 457 Tranche 1 Notes"), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued on March 22, 2018 (the "Series 457 Tranche 2 Notes"), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on November 13, 2018 (the "Series 457 Tranche 3 Notes"), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on November 21, 2018 (the "Series 457 Tranche 4 Notes"), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on March 21, 2019 (the "Series 457 Tranche 5 Notes"), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023 issued on May 20, 2019 (the "Series 457 Tranche 6 Notes"), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued on January 23, 2020 (the "Series 457 Tranche 7 Notes") and the Bank's U.S.$400,000,000 3.00 percent Notes due October 4, 2023 issued on March 31, 2020 (the "Series 457 Tranche 8 Notes")

Issue Price: 104.654 percent plus 31 days' accrued interest

Application has been made for the Notes to be admitted to the
Official List of the Financial Conduct Authority and
to trading on the London Stock Exchange plc's
Regulated Market

BMO Capital Markets Corp.

The date of this Pricing Supplement is November 3, 2021

PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 457, Tranche No.: 9
U.S.$100,000,000 3.00 percent Notes due October 4, 2023

4890-1066-0865 v.2

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Regulation (EU) 2017/1129). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue. The master fiscal agency agreement, dated as of December 7, 1962, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the "New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent. All references to the "Fiscal Agency Agreement" under the heading "Terms and Conditions of the Notes" and elsewhere in the Prospectus shall be deemed references to the New Fiscal Agency Agreement.

1.	(a) Series No.:	457
	(b) Tranche No.:	9
2.	Aggregate Principal Amount:	U.S.$100,000,000
		As from the Issue Date, the Notes will be consolidated and form a single series with the Series 457 Tranche 1 Notes, the Series 457 Tranche 2 Notes, the Series 457 Tranche 3 Notes, the Series 457 Tranche 4 Notes, the Series 457 Tranche 5 Notes, the Series 457 Tranche 6 Notes, the Series 457 Tranche 7 Notes and the Series 457 Tranche 8 Notes.
3.	Issue Price:	U.S.$104,912,333.33, which amount represents the sum of (a) 104.654 percent of the Aggregate Principal Amount *plus* (b) the amount of U.S.$258,333.33 representing 31 days' accrued interest

4. Issue Date: November 5, 2021

5. Form of Notes
(Condition 1(a)):   Book-entry only (not exchangeable for Definitive Fed Registered Notes, Conditions 1(a) and 2(b) notwithstanding)

6. Authorized Denomination(s)
(Condition 1(b)):   Book-entry only, U.S.$1,000 and integral multiples thereof

7. Specified Currency
(Condition 1(d)):   United States Dollars (U.S.$) being the lawful currency of the United States of America

8. Specified Principal Payment Currency
(Conditions 1(d) and 7(h)):   U.S.$

9. Specified Interest Payment Currency
(Conditions 1(d) and 7(h)):   U.S.$

10. Maturity Date
(Condition 6(a); Fixed Interest Rate):   October 4, 2023

11. Interest Basis
(Condition 5):   Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date
(Condition 5(III)):   October 4, 2021

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 3.00 percent per annum

    (b) Fixed Rate Interest Payment Date(s):   Semi-annually in arrear on April 4 and October 4 in each year, commencing on April 4, 2022.

         Each Interest Payment Date is subject to adjustment in accordance with the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

3
PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 457, Tranche No.: 9
U.S.$100,000,000 3.00 percent Notes due October 4, 2023

4890-1066-0865 v.2

      (c) Fixed Rate Day Count
          Fraction(s):   30/360

14. Relevant Financial Center: New York and London

15. Relevant Business Days: New York and London

16. Issuer's Optional Redemption
    (Condition 6(e)):   No

17. Redemption at the Option of the
    Noteholders (Condition 6(f)):   No

18. Governing Law: New York

19. Selling Restrictions:

    (a) United States: Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

    (b) United Kingdom: The Dealer represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

    (c) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the Dealer agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

4
PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 457, Tranche No.: 9
U.S.$100,000,000 3.00 percent Notes due October 4, 2023

4890-1066-0865 v.2

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the Financial Conduct Authority and to trading on the London Stock Exchange plc's Regulated Market

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: Federal Reserve Bank of New York; Euroclear Bank SA/NV; Clearstream Banking S.A.

3. Syndicated: No

4. Commissions and Concessions: 0.007% of the Aggregate Principal Amount

5. Estimated Total Expenses: None. The Dealer has agreed to pay for certain expenses related to the issuance of the Notes.

6. Codes:

    (a) Common Code: 097685240

    (b) ISIN: US4581X0CC06

    (c) CUSIP: 4581X0CC0

7. Identity of Dealer: BMO Capital Markets Corp.

General Information

Additional Information Regarding the Notes

1. United States Federal Income Tax Matters:

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the

Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Subject to the discussion in the following paragraph regarding amortizable bond premium, a United States holder will generally be taxed on interest on the Notes as ordinary income at the time such holder receives the interest or when it accrues, depending on the holder's method of accounting for tax purposes. However, the portion of the first interest payment on the Notes that represents a return of the 31 days of accrued interest that a United States holder paid as part of the Issue Price of the Notes ("Pre-Issuance Accrued Interest") will not be treated as an interest payment for United States federal income tax purposes, and will accordingly not be includible in income.

Additionally, because the purchase price of the Notes exceeds the principal amount of the Notes, a United States holder may elect to treat the excess (after excluding the portion of the purchase price attributable to Pre-Issuance Accrued Interest) as amortizable bond premium. A United States holder that makes this election would reduce the amount required to be included in such holder's income each year with respect to interest on the Notes by the amount of amortizable bond premium allocable to that year, based on the Notes' yield to maturity. If a United States holder makes an election to amortize bond premium, the election would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that the United States holder holds at the beginning of the first taxable year to which the election applies or that such holder thereafter acquires, and the United States holder may not revoke the election without the consent of the Internal Revenue Service.

Upon a sale or retirement of the Notes, a United States holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the sale or retirement (other than any amounts attributable to accrued but unpaid interest, which will be treated as interest payments except to the extent that such amounts are a return of Pre-Issuance Accrued Interest), and (ii) the United States holder's adjusted tax basis in the Notes. A United States holder's adjusted tax basis in the Notes generally will equal the cost of the Notes to the United States holder, reduced by any bond premium that the United States holder previously amortized with respect to the Notes and reduced by any Pre-Issuance Accrued Interest that was previously received by the United States holder. Capital gain of individual taxpayers from the sale or retirement of Notes held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations.

Due to a change in law since the date of the Prospectus, the second paragraph of "— Payments of Interest" under the "United States Holders" section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will generally be "passive" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.\$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with

4890-1066-0865 v.2

their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its interest income and its net gains from the disposition of Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). United States holders that are individuals, estates or trusts are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the Notes.

INTER-AMERICAN DEVELOPMENT BANK

By:_____
Name: Gustavo Alberto De Rosa
Title: Vice President for Finance and Administration &
              Chief Financial Officer and
              General Manager, Finance Department

7
PRICING SUPPLEMENT
Inter-American Development Bank Global Debt Program Series No.: 457, Tranche No.: 9
U.S.$100,000,000 3.00 percent Notes due October 4, 2023

4890-1066-0865 v.2

Exhibit C
EXECUTION VERSION

TERMS AGREEMENT NO. 457 TRANCHE 9 UNDER
THE PROGRAM

November 3, 2021

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "<u>Bank</u>") the Bank's
U.S.$100,000,000 3.00 percent Notes due October 4, 2023 (the "<u>Notes</u>", as from
November 5, 2021 to be consolidated and form a single series with the Bank's
U.S.$1,000,000,000 3.00 percent Notes due October 4, 2023 issued on October 4, 2013
(Tranche 1), the Bank's U.S.$200,000,000 3.00 percent Notes due October 4, 2023 issued
on March 22, 2018 (Tranche 2), the Bank's U.S.$100,000,000 3.00 percent Notes due
October 4, 2023, issued on November 13, 2018 (Tranche 3), the Bank's
U.S.$100,000,000 3.00 percent Notes due October 4, 2023, issued on November 21, 2018
(Tranche 4), the Bank's U.S.$100,000,000 3.00 percent Notes due October 4, 2023,
issued on March 21, 2019 (Tranche 5), the Bank's U.S.$100,000,000 3.00 percent Notes
due October 4, 2023, issued on May 20, 2020 (Tranche 6), the Bank's U.S.$200,000,000
3.00 percent Notes due October 4, 2023 issued on January 23,2020 (Tranche 7) and the
Bank's U.S.$400,000,000 3.00 percent Notes due October 4, 2023 issued on March 31,
2020 (Tranche 8)) described in the Pricing Supplement related thereto, dated as of the
date hereof (the "<u>Pricing Supplement</u>"), at 9:00 a.m. New York time on November 5,
2021 (the "<u>Settlement Date</u>"), at an aggregate purchase price of U.S.$104,905,333.33,
calculated as set forth below, on the terms set forth herein and in the Standard Provisions,
dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "<u>Standard
Provisions</u>"), incorporated herein by reference. In so purchasing the Notes, the
undersigned understands and agrees that it is not acting as an agent of the Bank in the
sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the
term "Notes" refers to the Notes as defined herein. The Fiscal Agency Agreement, dated
as of December 7, 1962, as amended and supplemented from time to time, between the
Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been
superseded by the Uniform Fiscal Agency Agreement, dated as of July 20, 2006 (the
"New Fiscal Agency Agreement"), as may be amended, restated, superseded or otherwise
modified from time to time, between the Bank and the Federal Reserve Bank of New
York, as fiscal and paying agent. When used herein and in the Standard Provisions as so
incorporated, the term "Fed Fiscal Agency Agreement" refers to the New Fiscal Agency

Agreement. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

Notwithstanding the definition of "Document Date" in the Standard Provisions, the parties hereto agree that the Settlement Date in respect of the Notes shall not constitute a "Document Date".

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b)(i) and 6(b)(iii) of the Standard Provisions. The undersigned hereby expressly waives any right to receive the letter referred to in Section 6(b)(ii).

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Dealer named below agrees to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 104.654 percent of the aggregate principal amount (U.S.$104,654,000) plus 31 days of accrued and unpaid interest (U.S.$258,333.33) less a combined management and underwriting commission and selling concession of 0.007 percent of the principal amount (U.S.$7,000). For the avoidance of doubt, the Dealer's aggregate purchase price is U.S.$104,905,333.33.

2. Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book-entry form from ABA No. 021080562 IADB ACCOUNT/7010 to the following account at the Federal Reserve Bank of New York: ABA No. 021-000-018 BK OF NYC/HGSI; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to the Bank's account: ABA No. 021080562.

3.   The Bank hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. The undersigned acknowledges having received copies of the following documents which it has requested:

- a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4.   In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.   The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of the undersigned are as follows:

FOR THE BANK:

       Inter-American Development Bank
       1300 New York Avenue, N.W.
       Washington, D.C. 20577
       Attention: Finance Department
                        Cash Management and Settlements Group
       Email: FIN_CMO@iadb.org
       Telephone: 202-623-3131

FOR THE DEALER:

       BMO Capital Markets Corp.
       151 West 42nd Street, Floor 9
       New York, NY 10036

Attention: Sean Hayes
Telephone: 212-702-1866
Email: USTMG@BMO.COM

6.   To complement the selling restrictions contained in exhibit D to the Standard Provisions, the undersigned hereby:

(i)   Acknowledges that: (A) under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended, and (B) no action has been or will be taken by the Bank that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, the undersigned agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

(ii)   Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

7.   Notwithstanding and to the exclusion of any other term of this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank, the Bank (a) represents that it is not a Covered Entity (as defined below); (b) acknowledges that the Dealer or may be Covered Entities; and (c) acknowledges, accepts, and agrees that:

(i)   in the event that the Dealer that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Dealer of this Terms Agreement, and any interest and obligation in or under this Terms Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Terms Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; and

(ii)   in the event that the Dealer that is a Covered Entity or a Covered Affiliate of such Dealer becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Terms Agreement that may be exercised against such Dealer are

permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Terms Agreement were governed by the laws of the United States or a state of the United States;

provided, however, that nothing in this Terms Agreement or any other agreements, arrangements, or understanding between the undersigned and the Bank shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank or its employees under the *Agreement Establishing the Inter-American Development Bank*, international law or other applicable law.

As used in this Terms Agreement:

"**Covered Affiliate**" has the meaning assigned to the term "affiliate" in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

"**Covered Entity**" means any of the following:

a "covered entity" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

a "covered bank" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

a "covered FSI" as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

"**Default Right**" has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

"**U.S. Special Resolution Regime**" means each of (i) the U.S. Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.



By:

Name: Sean M. Hayes

Title: Managing Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTER-AMERICAN DEVELOPMENT BANK



By:

Name: Gustavo Alberto De Rosa

Title: Vice President for Finance and Administration &
Chief Financial Officer and
General Manager, Finance Department